EXHIBIT (a)(1)(G)

AMENDMENT AND SUPPLEMENT TO

OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF COMMON STOCK OF

WILLIAM LYON HOMES

AT $100.00 NET PER SHARE

BY WILLIAM LYON

THE AMENDED OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, APRIL 21, 2006, UNLESS THE AMENDED OFFER IS EXTENDED.

The special committee of independent directors of William Lyon Homes (“Lyon Homes”) has determined that the amended offer price of $100.00 per Share (as defined below) is fair to holders of the Shares (other than the Trusts (as defined below)), and recommends that Lyon Homes’ stockholders accept the offer and tender their shares pursuant to the offer.

The amended offer is subject to, among other conditions, (i) the non-waivable condition that there shall have been validly tendered and not withdrawn before the amended offer expires at least a majority of the shares of Lyon Homes common stock, par value $0.01 per share (the “Shares”), including Shares issued upon the exercise of vested options prior to the expiration of the amended offer, not owned by William Lyon, Chairman and Chief Executive Officer of Lyon Homes (the “Offeror”), The William Harwell Lyon 1987 Trust and The William Harwell Lyon Separate Property Trust (the “Trusts”) and the officers and directors of Lyon Homes immediately prior to the commencement of the original offer, (ii) the additional condition that sufficient Shares are tendered in the amended offer such that the tendered Shares, together with the Shares already owned by the Offeror and the Trusts, would represent at least 90% of the Shares outstanding upon expiration of the amended offer, and (iii) receipt by the Offeror of the proceeds under his financing commitment from Lehman Commercial Paper Inc. and Lehman Brothers Inc. See “The Amended Offer—Section 12. Conditions to the Amended Offer” of this supplement.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Any stockholder desiring to tender all or any portion of such stockholder’s Shares in the amended offer should either (i) complete and sign the original (blue) Letter of Transmittal or revised (purple) Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in such Letter of Transmittal, have such stockholder’s signature thereon guaranteed (if required by the instructions to such Letter of Transmittal), mail or deliver such Letter of Transmittal (or a facsimile thereof) and any other required documents to Computershare Trust Company, the depositary for the Offer (the “Depositary”), and either deliver the certificates for such Shares along with the Letter of Transmittal to the Depositary or tender such Shares pursuant to the procedures for book-entry transfer set forth in “The Offer — Section 3. Procedures for Tendering Shares” of the Offer to Purchase (as defined in the “Introduction”) or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the tender for such stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee to tender such Shares.

Although the original (blue) Letter of Transmittal and the original (green) Notice of Guaranteed Delivery previously circulated with the Offer to Purchase refer only to the Offer to Purchase, stockholders using such documents to tender their Shares will nevertheless be deemed to be tendering pursuant to the amended offer and will receive the amended offer price per Share described in this supplement, if Shares are accepted for payment and paid for by the Offeror, pursuant to the amended offer. Shares previously validly tendered and not withdrawn constitute valid tenders for purposes of the amended offer. Stockholders are not required to take any further action with respect to such tendered Shares in order to receive the amended offer price of $100.00 per Share if Shares are accepted for payment and paid for by the Offeror pursuant to the amended offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized.

A stockholder of Lyon Homes who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, who cannot comply with the procedures for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the expiration of the amended offer, may tender such Shares by following the procedures for guaranteed delivery discussed in “The Offer—Section 3. Procedures Tendering Shares” of the Offer to Purchase and “The Amended Offer—Section 3. Procedures Tendering Shares” of this supplement.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this supplement. Requests for additional copies of this supplement, the Offer to Purchase, the revised (purple) Letter of Transmittal, the revised (orange) Notice of Guaranteed Delivery and other tender offer materials may also be directed to the Information Agent. A stockholder may also contact such shareholder’s broker, dealer, commercial bank or trust company for assistance

The Dealer Manager for the Offer is:

The date of this Supplement is April 10, 2006

Summary Term Sheet		1

Introduction		5

Special Factors		7
Section 1.	Background of the Amended Offer; Contacts with Lyon Homes	7
Section 2.	Position of Lyon Homes Regarding Fairness of the Amended Offer	10
Section 3.	Position of the Offeror, William H. Lyon and the Trusts Regarding Fairness of the Amended Offer and the Merger	11
Section 4.	Purpose and Structure of the Amended Offer and the Merger; Reasons for the Amended Offer and the Merger; Alternatives to the Amended Offer and the Merger	14
Section 5.	The Merger; Plans for Lyon Homes after the Amended Offer and the Merger; Certain Effects of the Amended Offer and the Merger	16
Section 6.	Appraisal Rights	17
Section 7.	Transactions and Arrangements Concerning the Shares	17
Section 8.	Related Party Transactions; Lyon Homes’ Relationship with the Offeror and William H. Lyon	18
Section 9.	Interests of Certain Persons in the Amended Offer	19

The Amended Offer		19
Section 1.	Terms of the Amended Offer; Expiration Date	19
Section 2.	Acceptance for Payment and Payment for Shares	20
Section 3.	Procedures for Tendering Shares	20
Section 4.	Withdrawal Rights	20

SUMMARY TERM SHEET

William Lyon is offering to purchase all of the outstanding shares of common stock of William Lyon Homes not otherwise owned by him for $100.00 per share net to seller in cash, without interest, less any required withholding taxes. This document refers to William Lyon Homes as “ Lyon Homes,” William Lyon as the “Offeror,” and The William Harwell Lyon 1987 Trust and The William Harwell Lyon Separate Property Trust as the “Trusts.” Following are some of the questions that you, as a stockholder of Lyon Homes, may have and answers to those questions.

This summary highlights the most material information from this supplement to the offer to purchase dated March 17, 2006 (as amended by amendments to the Schedule TO filed with the Securities and Exchange Commission by the Offeror, the “Offer to Purchase”), but might not include all of the information that is important to you. The Offeror urges you to read carefully this entire supplement along with the Offer to Purchase and the related revised (purple) letter of transmittal provided with this supplement to understand the amended offer fully and for a more complete description of the terms of the amended offer.

Who is offering to buy my securities?

William Lyon is Chairman of the Board and Chief Executive Officer of Lyon Homes, and he is offering to buy your shares of Lyon Homes common stock. William H. Lyon may be deemed to be a participant in the offer pursuant to Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended, because he is a member of the Lyon Homes board of directors and the Vice President and Chief Administrative Officer of Lyon Homes. The Trusts also may be deemed to be participants in the offer pursuant to Rule 13e-3 because they collectively own approximately 24% of the outstanding shares of Lyon Homes common stock as of February 28, 2006. See “Special Factors—Section 9. Security Ownership of Certain Beneficial Owners” of the Offer to Purchase and “The Amended Offer—Section 8. Certain Information Concerning the Offeror, William H. Lyon and the Trusts” of this supplement for more detailed information.

Why is the Offeror amending his tender offer?

The Offeror is amending his tender offer to increase the offer price from $93.00 per share to $100.00 per share in cash. The $100.00 per share price represents a premium of approximately 32.1% over the $75.70 per share closing price of the shares of Lyon Homes common stock on March 16, 2006, the last trading day prior to the announcement of the original offer. You should obtain a recent market quotation for shares of Lyon Homes common stock in deciding whether to tender your shares in the amended offer. In addition, the Offer to Purchase is being amended and supplemented to provide additional disclosure regarding, among other things, the fact that Lyon Homes common stock has traded as high as $165.85 in the third quarter of 2005 and a number of other factors considered by the Offeror, William H. Lyon and the Trusts in connection with the determination as to the fairness of the transaction to unaffiliated Lyon Homes stockholders (see “Special Factors—Section 3. Position of the Offeror, William H. Lyon and the Trusts Regarding the Fairness of the Amended Offer and the Merger” of this supplement), contacts with the Special Committee of the Lyon Homes board of directors (see “Special Factors—Section 1. Background of the Amended Offer; Contacts with Lyon Homes” of this supplement), the recommendation of the special committee of the Lyon Homes board of directors (see “Special Factors—Section 2. Position of Lyon Homes Regarding the Fairness of the Amended Offer” of this supplement), information about the Trusts required by Rule 13e-3 and Schedule 13E-3 under the Securities and Exchange Act, a voting agreement entered into between the Offeror and the president of Lyon Homes (see “Special Factors— Section 7. Transactions and Arrangements Concerning the Shares” of this supplement), the extension of the expiration date to April 21, 2006 (see “The Amended Offer—Section 1. Terms of the Amended Offer; Expiration Date” of this supplement) and the status of litigation relating to the transaction (see “The Amended Offer—Section 13. Certain Legal Matters” of this supplement).

Does the special committee of the Lyon Homes board of directors recommend that I tender my shares in connection with the amended offer?

Yes. Based on a determination by the special committee of independent directors of Lyon Homes that the amended offer price of $100.00 per Share is fair to holders of the Shares (other than the Trusts), the special committee recommends that you accept the amended offer and tender your shares in connection with the amended offer. See “Special Factors—Section 2. Position of Lyon Homes Regarding Fairness of the Amended Offer” of this supplement.

Do you believe that the Offer and Merger are fair?

The Offeror and William H. Lyon are familiar with the business of Lyon Homes, have extensive experience in the homebuilding industry and, on the basis of this expertise and the analysis presented in this document, believe that the amended offer price of $100.00 net per share in cash without interest is substantively and procedurally fair to Lyon Homes unaffiliated stockholders. In particular, in reaching this conclusion, the Offeror and William H. Lyon considered a number of factors, including the following:

•	The $100.00 per Share cash consideration payable in the amended offer represents an approximately 32.1% premium to the $75.70 closing price on March 16, 2006, the last trading day prior to commencement of the original offer, an approximately 34.7% premium to the average closing price for the one week prior to commencement of the original offer and an approximately 25.3% premium to the average closing price for the four weeks prior to commencement of the original offer.

•	The amended offer is conditioned on the non-waivable condition that a majority of the outstanding Shares not directly or indirectly owned by the Offeror or the Trusts or the officers and directors of Lyon Homes prior to commencement of the original offer, including Shares issued upon the exercise of vested options prior to the expiration of the amended offer, are validly tendered in the amended offer and not withdrawn. Accordingly, approximately 1,104,114 of the Shares not owned by the Offeror, the Trusts or any other officers or directors of Lyon Homes would need to be validly tendered and not withdrawn to satisfy the Majority of the Minority Condition.

•	Lyon Homes stockholders who elect not to tender their Shares in the amended offer will be entitled to receive the same consideration in the Merger that the Offeror pays in the amended offer, subject to their right to exercise their appraisal rights under the DGCL.

The Offeror and William H. Lyon also considered the fact that Lyon Homes stockholders would cease to participate in the future earnings or growth, if any, of Lyon Homes or benefit from increases, if any, in the value of their holdings of Lyon Homes. In addition, the Offeror and William H. Lyon considered the fact that Lyon Homes common stock has traded as high as $165.85 in the third quarter of 2005. Nevertheless, for the reasons set forth in “Special Factors—Section 3. Position of the Offeror, William H. Lyon and the Trusts Regarding the Fairness of the Amended Offer and the Merger,” the Offeror and William H. Lyon believe that the $100.00 net per share in cash without interest to be received by the unaffiliated stockholders in the amended offer and the merger is both substantively and procedurally fair to such stockholders.

The Trusts also believe that the $100.00 net per share in cash without interest to be received by the unaffiliated stockholders in the amended offer and the merger is fair to the unaffiliated stockholders for the same reasons relied upon by the Offeror and William H. Lyon. See “Special Factors—Section 3. Position of the Offeror, William H. Lyon and the Trusts Regarding the Fairness of the Amended Offer and the Merger” of this supplement.

If I already tendered my shares in the original offer, do I have to do anything now?

No. Company stockholders do not have to take any action regarding any shares previously validly tendered and not withdrawn. If the amended offer is completed, these shares will be accepted for payment and such stockholder will receive the amended offer price of $100.00 per share.

Has the expiration date of the offer been changed?

Yes. The expiration date of the amended offer is 12:00 midnight, New York City time, on Friday, April 21, 2006, unless the amended offer is further extended. See “The Amended Offer—Section 1. Terms of the Amended Offer; Expiration Date” of this supplement.

Do you have the financial resources to pay for the shares?

The Offeror needs approximately $287.5 million to purchase all of the shares of Lyon Homes common stock (including shares that may be acquired pursuant to the exercise of currently outstanding in-the-money options to purchase shares) not otherwise owned by the Offeror or the Trusts in the offer and the merger, to pay the related fees and expenses, to fund an interest reserve requirement imposed by his lenders and to pay amounts necessary to settle two variable prepaid forward contracts that were previously entered into by the Offeror and The William Harwell Lyon 1987 Trust (referred to as the “1987 Trust”). See “The Offer—Section 10. Transactions and Arrangements Concerning the Shares” in the Offer to Purchase. The Offeror plans to use the proceeds of a financing commitment from Lehman Commercial Paper Inc. and Lehman Brothers Inc. (together, “Lehman”) to consummate the offer and the merger and pay such fees and expenses.

The Offeror has obtained a financing commitment from Lehman to provide the Offeror with up to $287.5 million in debt financing in connection with the offer and the merger. The Offeror believes that the proceeds of the Lehman financing will be sufficient to fund the acquisition of all shares tendered in the offer, the payment for any remaining shares in the merger, the payment of related fees and expenses, the funding of the interest reserve requirement and the payment of amounts due upon settlement of the variable prepaid forward contracts.

The offer is conditioned upon the Offeror receiving the proceeds under his financing commitment from Lehman, such receipt being subject to various conditions in the commitment letter being met, which include, among others:

•	delivery and execution of satisfactory financing documentation by April 24, 2006, including by certain property partnerships controlled by the Offeror that own properties which are being used as collateral for the financing;

•	the administrative agent receiving certain documents, including evidence that the Offeror has irrevocably instructed that a portion of the proceeds of the financing be placed into an interest reserve account and customary legal opinions;

•	the payment of all fees due to the administrative agent, the lenders and the arranger of the financing;

•	the accuracy in all material respects of the representations and warranties in the amended commitment letter and in credit documentation;

•	all documents required to perfect the administrative agent’s security interest in the collateral shall have been executed and in proper form for filing;

•	there not occurring or becoming known to Lehman any material adverse condition or material adverse change in or affecting the financial condition of the Offeror or the business, operations, property or condition (financial or otherwise) of the property partnerships, taken as a whole, or Lyon Homes and its subsidiaries, taken as a whole; and

•	Lehman not becoming aware of any information or other matter (including any matter relating to financial models and underlying assumptions relating to Lyon Homes’ projections) affecting the Offeror, the property partnerships, Lyon Homes or the transactions contemplated by the amended commitment letter that in Lehman’s judgment is inconsistent in a material and adverse manner with any such information or other matter disclosed to Lehman prior to the date of the amended commitment letter.

There is a possibility that the Offeror will not obtain the funds pursuant to the financing due to the conditions set forth in the amended commitment letter. The Offeror currently has no other financing arrangements or alternative financing plans in place in the event that funding pursuant to the amended commitment letter is unavailable. See “The Amended Offer—Section 9. Source and Amount of Funds” of this supplement.

What are the pre-paid forward contracts that will be paid using the proceeds of the Lehman financing?

On September 15, 2005, each of the Offeror and the 1987 Trust entered into variable prepaid forward contracts with Lehman Brothers OTC Derivatives Inc. The transactions were designed for the Offeror and the 1987 Trust to realize some of the value of their shares of Lyon Homes common stock while maintaining an opportunity to share in Lyon Homes’ future growth. Pursuant to the forward contracts, in exchange for current payments of $16,049,475 in the case of the Offeror and $7,956,150 in the case of the 1987 Trust, the Offeror and the 1987 Trust each agreed to deliver shares of Lyon Homes common stock to Lehman Brothers OTC Derivatives on the settlement date of September 15, 2008 or retain all or a portion of the shares subject to the forward contracts and deliver the cash equivalent of those retained shares on the settlement date. The number of shares which the Offeror and the 1987 Trust may be required to deliver on the settlement date will be reduced if the average price of Lyon Homes common stock over a prescribed period is more than $155.00 per share with the maximum decrease occurring if the average price is $186.00 per share. The shares subject to the Offeror’s forward contract (117,000 shares) represented 2.8 % of the Shares owned by him at the time the forward contract was executed. The shares subject to the Trust forward contract (58,000 shares) represented 3.3% of the shares owned by the 1987 Trust at the time the forward contract was executed. See “The Offer—Section 10. Transactions and Arrangements Concerning the Shares” in the Offer to Purchase.

If I decide not to tender, how will the amended offer affect my shares?

If the merger takes place, stockholders not tendering in the amended offer will be entitled to receive the same amount of cash per share of Lyon Homes common stock that they would have received had they tendered their shares in the amended offer. Therefore, if the merger takes place, unless you properly exercise your appraisal rights under Delaware law, you will receive $100.00 per share of Lyon Homes common stock in the merger. If for any reason the amended offer is consummated but the merger does not take place, the number of holders of shares, and the number of shares that are still publicly owned, may be so small that the outstanding shares will no longer be listed on the NYSE (or on any other active public trading market). See “The Offer—Section 10. Certain Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” in the Offer to Purchase.

What is the market value of my shares as of a recent date?

On April 7, 2006, the last trading day before we announced the amended offer, the closing price per share of Lyon Homes common stock reported on the NYSE was $97.10. On March 16, 2006, the last full trading day prior to the commencement of the original offer, the closing price per share of Lyon Homes common stock reported on the NYSE was $75.70. We advise you to obtain a recent quotation for the shares of Lyon Homes common stock in deciding whether to tender your shares. See “The Amended Offer — Section 6. Price Range of the Shares; Dividends” of this supplement.

Whom can I contact if I have questions about the amended offer?

You can contact the information agent for the offer, Georgeson Shareholder Communications Inc., at its address and telephone number set forth on the back cover of this supplement. You can also contact the dealer manager for the offer, Lehman Brothers Inc., at its address and telephone number set forth on the back cover of this supplement.

INTRODUCTION

The following information amends and supplements the Offer to Purchase dated March 17, 2006 of William Lyon (the “Offeror”), Chairman of the Board and Chief Executive Officer of William Lyon Homes (“Lyon Homes”), as amended by the amendments to Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by the Offeror (as so amended, the “Offer to Purchase”), pursuant to which the Offeror is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Common Stock” or the “Shares”), of Lyon Homes not otherwise owned by the Offeror immediately prior to the commencement of the tender offer at an increased offer price of $100.00 per Share, net to the seller in cash, without interest (the “Amended Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, the related original (blue) Letter of Transmittal, this supplement to the Offer to Purchase (this “Supplement”) and the revised (purple) Letter of transmittal (which together, as they may be amended from time to time, constitute the “Amended Offer”).

The special committee of independent directors of Lyon Homes has determined that the Amended Offer is fair to holders of the Shares (other than the Trusts (as defined below)) and recommends that Lyon Homes’ stockholders accept the Amended Offer and tender their shares pursuant to the Amended Offer.

You will not be obligated to pay brokerage fees or commissions, unless your Shares are held through a broker or other nominee who tenders your Shares on your behalf or, except as set forth in the revised (purple) Letter of Transmittal, transfer taxes on the purchase of Shares by the Offeror pursuant to the Amended Offer. The Offeror will pay all charges and expenses incurred in connection with the Amended Offer by Georgeson Shareholder Communications Inc., which is acting as the information agent for the Offer (the “Information Agent”), Lehman Brothers Inc., which is acting as the dealer manager for the Offer (the “Dealer Manager”), and Computershare Trust Company of New York, which is acting as the depositary for the Offer (the “Depositary”).

The Amended Offer is subject to all the conditions described in “The Amended Offer—Section 12. Conditions to the Amended Offer” of this Supplement, including:

•	the non-waivable condition that a majority of the outstanding Shares not owned by the Offeror, The William Harwell Lyon 1987 Trust (the “1987 Trust”), The William Harwell Lyon Separate Property Trust (the “Separate Property Trust, and together with the 1987 Trust, the “Trusts”) or the officers and directors of Lyon Homes prior to commencement of the Original Offer (as defined below), including Shares issued upon the exercise of vested options prior to the expiration of the Amended Offer, are tendered in the Amended Offer and not withdrawn (the “Majority of the Minority Condition”);

•	the condition that sufficient Shares are tendered in the Amended Offer and not withdrawn such that the tendered Shares, together with the Shares already owned by the Offeror and the Trusts, would represent at least 90% of the Shares outstanding upon expiration of the Amended Offer (the “90% Condition”); and

•	the condition that the Offeror has received the proceeds under his financing commitment from Lehman (the “Financing Condition”).

The Offeror currently owns 4,115,437 Shares, which represents approximately 47.6% of the outstanding Shares as of February 28, 2006, and the Offeror controls the voting of 4,363,145 Shares, which represents approximately 50.4% of the outstanding Shares as of February 28, 2006. Holders of shares of Common Stock are entitled to one vote per share. The Offeror and the Trusts together own 6,196,133 Shares, which represents approximately 71.6% of the outstanding Shares as of February 28, 2006. Based on the foregoing and the 8,652,067 shares of Common Stock outstanding as of February 28, 2006, and assuming the exercise of all outstanding options prior to consummation of the Offer, if the Offeror acquires approximately 1,104,114 Shares in the Offer, the Majority of the Minority Condition (as defined in below) would be met, and if he acquires approximately 1,635,727 Shares in the Offer, the 90% Condition would be met. The 247,708 Shares owned by Wade H. Cable and the Cable Family Trust and the 50,000 Shares subject to options held by Mr. Cable, over which the Offeror has voting control but not investment control, are not considered part of the “minority” for purposes of the Majority of the Minority Condition, and thus will not count towards the number of Shares that must be validly tendered and not withdrawn for the Majority of the Minority Condition to be satisfied.

The Offeror reserves the right (subject to the applicable rules and regulations of the SEC, to amend or waive any one or more of the terms and conditions of the Amended Offer (except the Majority of the Minority Condition) or to terminate the Amended Offer at any time.

Except as otherwise expressly set forth in this Supplement and in the revised (purple) Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and the related original (blue) Letter of Transmittal remain applicable in all respects to the Amended Offer. This Supplement should be read carefully in conjunction with the Offer to Purchase and the revised (purple) Letter of Transmittal. Capitalized terms used herein and not otherwise expressly defined shall have the meanings set forth in the Offer to Purchase. As used herein, the term “Original Offer” shall mean the Offeror’s original offer to purchase Shares at $93.00 per Share pursuant to the Offer to Purchase and the related original (blue) Letter of Transmittal.

Procedures for tendering Shares are set forth in “The Offer—Section 3. Procedures for Tendering Shares” of the Offer to Purchase and “The Amended Offer—Section 3. Procedures for Tendering Shares” of this Supplement. Tendering stockholders may continue to use the original (blue) Letter of Transmittal and the original (green) Notice of Guaranteed Delivery previously circulated with the Offer to Purchase, or they may use the revised (purple) Letter of Transmittal and the revised (orange) Notice of Guaranteed Delivery circulated with this Supplement. Although the original (blue) Letter of Transmittal and the original (green) Notice of Guaranteed Delivery previously circulated with the Offer to Purchase refer only to the Offer to Purchase, stockholders using such documents to tender their Shares will nevertheless be deemed to be tendering pursuant to the Amended Offer and will receive the Amended Offer Price described in this Supplement, if Shares are accepted for payment and paid for by the Offeror pursuant to the Amended Offer.

Shares previously validly tendered and not withdrawn constitute valid tenders for purposes of the Amended Offer. Stockholders are not required to take any further action with respect to such Shares in order to receive the Amended Offer Price, if Shares are accepted for payment and paid for by the Offeror pursuant to the Amended Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized. See “The Offer—Section 4. Withdrawal Rights” of the Offer to Purchase for the procedures for withdrawing Shares tendered pursuant to the Amended Offer.

The purpose of the Amended Offer is to enable the Offeror to acquire as many outstanding Shares as possible as a first step in acquiring the entire equity interest in Lyon Homes. Immediately following consummation of the Amended Offer, if the 90% condition is satisfied, the Offeror and the Trusts will simultaneously contribute the Shares owned by them to a new Delaware corporation to be formed after consummation of the Offer, which will be merged with Lyon Homes (the “Merger”) pursuant to the short form merger provisions under Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”). Upon consummation of the Merger, Lyon Homes will continue as the surviving entity under the DGCL (the “Surviving Corporation”) and will be a privately held company, owned only by the Offeror and the Trusts. At the time the Merger becomes effective, each then outstanding Share, other than (i) Shares held by the newly formed corporation, which Shares, by virtue of the Merger, will be cancelled and will cease to exist with no payment being made with respect thereto, and (ii) Shares held by holders who properly exercise their appraisal rights in accordance with the DGCL, will, by virtue of the Merger and without any action on the part of the holders of such Shares, be cancelled and converted into the right to receive in cash an amount per Share equal to the Amended Offer Price, without interest, less any required withholding tax upon the surrender of the certificate(s) representing such Shares.

This Supplement, the Offer to Purchase and the documents incorporated by reference herein contain forward-looking statements, including statements that contain the words “believes,” “anticipates,” “expects,”

“plans,” “intends,” “estimates,” “may,” “will,” “could,” “should” and other similar words and phrases, statements regarding the intent, belief or current expectations of the Offeror, and the information under the captions “Special Factors—Section 12. Lyon Homes Financial Projections” and “The Offer—Section 7. Certain Information Concerning Lyon Homes” of the Offer to Purchase and “Special Factors—Section 3. Position of the Offeror, William H. Lyon and the Trusts Regarding Fairness of the Amended Offer” of this Supplement. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors.

The Offeror undertakes no obligation to update the forward-looking statements contained in this Supplement, the Offer to Purchase, the original (blue) or revised (purple) Letter of Transmittal or in any document incorporated by reference herein, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

Except as otherwise set forth herein, the information concerning Lyon Homes contained in this Supplement and the Offer to Purchase and incorporated herein and therein by reference has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. The Offeror assumes no responsibility for the accuracy or completeness of the information concerning Lyon Homes contained in such documents and records or for any failure by Lyon Homes to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror.

The Offer will expire at 12:00 Midnight, New York Time, on Friday night, April 21, 2006, unless the Offer is extended as described herein and in the Offer to Purchase.

Stockholders are urged to read this Supplement, the Offer to Purchase and the revised (purple) Letter of Transmittal carefully before deciding whether to tender their Shares.

SPECIAL FACTORS

1. Background of the Amended Offer; Contacts with Lyon Homes

The discussion set forth in “Special Factors—Section 1. Background of the Offer; Contacts with Lyon Homes” of the Offer to Purchase is hereby amended and restated as follows:

Prior to November 1999, the Offeror was Chairman of the Board and Chief Executive Officer of a company formerly called William Lyon Homes, Inc. (“WLHI”), and was Chairman of the Board of The Presley Companies (“Presley”).

On October 7, 1999, WLHI , the Offeror and William H. Lyon entered into a purchase agreement (the “Purchase Agreement”) with Presley and its subsidiary, Presley Homes. Pursuant to the Purchase Agreement, Presley Homes acquired all the real estate and related assets of WLHI; the Offeror and William H. Lyon commenced a tender offer for a portion of the outstanding Class A common stock of Presley; WLHI agreed to acquire directly shares of Class B common stock of Presley; and Presley was merged with and into one of its wholly owned subsidiaries. Following the transaction, the surviving corporation of the Merger changed its name to William Lyon Homes and became the current Lyon Homes. Immediately following the transaction, the Offeror and the 1987 Trust (of which William H. Lyon is a beneficiary) owned approximately 49.9% of Lyon Homes’ outstanding common stock. Following the transaction, the Offeror has served as Chairman of the Board and Chief Executive Officer of Lyon Homes.

Since 1999, the Offeror has increased his beneficial ownership of Lyon Homes through a combination of Share purchases (including the transaction with Bricoleur Capital Management, LLC described under the heading “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares” in the Offer to Purchase) and as a result of the Lyon Homes stock repurchase program.

In addition, on May 31, 2002, the Offeror entered into a voting agreement (the “Voting Agreement”) with Wade H. Cable, President of Lyon Homes, and Wade H. Cable and Susan M. Cable, as Trustees of the Cable Family Trust (the “Cable Trust”). Pursuant to the Voting Agreement, at any meeting of the holders of Shares, however called, or in any other circumstance upon which the vote, consent, or other approval of some or all of the holders of the Shares is sought, Mr. Cable and the Cable Trust agreed to vote (or cause to be voted) the Shares owned by them (the “Cable Shares”) on all matters, including, but not limited to, extraordinary transactions, the election of directors, and changes to the charter documents, in accordance with the instructions of the Offeror. The Offeror also agreed to vote Shares owned by him in the same manner that he has instructed Mr. Cable and the Cable Trust to vote. Mr. Cable and the Cable Trust also agreed not to enter into any agreement, arrangement or understanding with any person or entity with respect to the voting of their Shares, or the effect of which would be inconsistent or violate the provision of the Voting Agreement. The Voting Agreement does not provide the Offeror with control over, and the Offeror does not have control over, whether the Shares held by Mr. Cable and the Cable Trust will be tendered in a tender offer (however, Mr. Cable has indicated that he will not tender his Shares in the Amended Offer as a result of a forward contract he entered into with respect to his Shares similar to the forward contracts described in “Special Factors—Section 7. Transactions and Arrangements Concerning the Shares” of this Supplement). The Cable Shares, over which the Offeror has voting control but not investment control, are not considered part of the “minority” for purposes of the Majority of the Minority Condition, and thus will not count towards the number of Shares that must be validly tendered and not withdrawn for the Majority of the Minority Condition to be satisfied.

On April 26, 2005, the Offeror sent a letter to the Lyon Homes board of directors in which he proposed acquiring the outstanding publicly held minority interest of Lyon Homes at $82 per share in cash. On April 26, 2005, the Offeror issued a press release announcing the proposal and indicating that the proposal was contingent upon approval by the Lyon Homes board of directors or a duly appointed special committee. On April 26, 2005, Lyon Homes issued a press release announcing that it had formed a special committee (the “Prior Special Committee”) to evaluate the Offeror’s proposal. Each of the four members of the Prior Special Committee has since resigned from the Lyon Homes board of directors.

On April 26, 2005, the Offeror engaged Lehman Brothers Inc. (“Lehman Brothers”) to act as his financial advisor in connection with a possible acquisition of Lyon Homes.

On or about May 25, 2005, the Prior Special Committee retained Skadden Arps Slate Meagher & Flom LLP as their legal advisors and Credit Suisse First Boston Corporation as their financial advisors in connection with the Offeror’s proposal.

On June 20, 2005, the Prior Special Committee communicated to the Offeror that his offer at $82 per share was inadequate.

On June 28, 2005, the Offeror issued a press release announcing his decision to withdraw his initial proposal to acquire the remaining Shares of Lyon Homes. The Offeror also announced that while he remained interested in negotiating a transaction for the acquisition of the remaining Shares, he did not intend to make a new proposal at the Shares’ then-current trading levels.

On July 25, 2005, Lyon Homes issued a press release announcing that the Lyon Homes board of directors had disbanded the Prior Special Committee which had been formed to consider the Offeror’s proposal.

On July 25, 2005, the Offeror issued a press release announcing that he was ending his efforts at that time to take Lyon Homes private, but indicating that if market conditions changed, he may revisit the possibility of a transaction.

On August 5, 2005, Lyon Homes issued a press release and filed a report on Form 8-K announcing that the Offeror had received a letter from the members of the Prior Special Committee resigning from the Lyon Homes board of directors (the ”Resignation Letter”). A copy of the Resignation Letter was included as an exhibit to the Form 8-K that reported the resignations. In the Resignation Letter, the members of the Prior Special Committee stated that they wished to correct certain statements made in the Offeror’s July 25, 2005 press release, clarify their position on the events that transpired with respect to the Offeror’s intentions to take Lyon Homes private and express their concerns with the comments made about the Prior Special Committee’s process. Specifically, the resigning directors stated that they disagreed with the Offeror’s statement that the Prior Special Committee restricted its financial advisor from engaging in any meaningful dialogue. The resigning directors further stated that the Prior Special Committee worked diligently to perform its responsibilities to Lyon Homes’ minority stockholders. Finally, the resigning directors expressed concerns about the telephonic board meeting on July 25, 2005 at which the Prior Special Committee was disbanded. In a press release issued by Lyon Homes on August 5, 2005, the Offeror disclaimed any intention to suggest that the Prior Special Committee members did not act in good faith in what they believed was in the best interests of stockholders.

On October 17, 2005, Lyon Homes issued a press release announcing that the Lyon Homes board of directors had appointed Harold H. Greene, Gary H. Hunt and Arthur B. Laffer as new independent directors of Lyon Homes. The three new directors were subsequently elected by the stockholders of Lyon Homes at the 2005 annual meeting of stockholders to serve until the next annual meeting. On January 17, 2006, Lyon Homes issued a press release announcing that the Lyon Homes board of directors had appointed Lawrence M. Higby as another independent director of the Lyon Homes.

The Offeror commenced the Original Offer on March 17, 2006.

On March 23, 2006, Lyon Homes announced that its board of directors had formed a special committee of independent directors (the “Special Committee”) to consider the Original Offer, and announced that the Special Committee had retained Morgan Stanley (“Morgan Stanley”) as its financial advisor and Gibson Dunn & Crutcher LLP (“Gibson”) as its legal advisor to assist in its evaluation of the Original Offer.

On March 28, 2006, a representative of Lehman Brothers Inc., financial advisor to the Offeror, had preliminary conversations with a representative of Morgan Stanley about how the Offeror determined the initial Offer price, whether the Offeror would increase the price, and the conditions to the Offeror’s financing.

On March 29, 2006, a representative of Lehman Brothers and a representative of Morgan Stanley spoke by telephone. The Lehman Brothers and Morgan Stanley representatives discussed the Special Committee’s process for reviewing the Original Offer, and further discussed the conditions to the financing, the Offeror’s rationale behind the Original Offer price of $93.00 per Share, and whether the Offeror would consider increasing the Original Offer price. Subsequent to that call, a representative of Lehman Brothers provided to Morgan Stanley certain financial analyses prepared by Lehman Brothers in connection with the transaction, which analyses are described below in “Special Factors—Section 3. Position of the Offeror, William H. Lyon and the Trusts Regarding Fairness of the Amended Offer and the Merger.”

On March 30, 2006, in a telephone conversation between a representative of Lehman and a representative of Morgan Stanley, Lehman inquired as to how the Special Committee would react to an increase in the Offer per Share price to $96.50. General Lyon did not, however, formally increase the Offer price. Morgan Stanley subsequently informed Lehman Brothers on March 31, 2006 of the Special Committee’s preliminary view that an offer at $96.50 would be inadequate and that some of the conditions in the Offeror’s financing commitment would need to be removed.

On March 31, 2006, the Special Committee filed a Schedule 14D-9 with the SEC in which it indicated that it was not yet able to take a position on the Original Offer. On March 31, 2006, the Special Committee filed an amendment to the Schedule 14D-9 in which it indicated that it has authorized Morgan Stanley to engage in discussions with Lehman Brothers to seek to improve the Original Offer.

Also on March 31, 2006, a representative of Lehman Brothers spoke with a representative of Morgan Stanley by telephone to discuss further a potential price increase. Lehman Brothers indicated to Morgan Stanley that the Offeror may be willing to consider increasing the offer price. The Morgan Stanley representative indicated that he needed to discuss valuation issues further with the Special Committee.

On April 3, 2006, in a conversation between a representative of Lehman and a representative of Morgan Stanley, Lehman inquired as to how the Special Committee would react to an increase in the Offer per Share price to $98.00. The Offer price was not, however, formally increased by General Lyon.

On April 4, 2006, a representative of Lehman Brothers spoke with a representatives of Morgan Stanley by telephone. Morgan Stanley indicated that they had discussed the Offeror’s price proposal with the Special Committee, but the proposal was lower than the range that had been discussed by the Special Committee, and asked Lehman Brothers to once again discuss with the Offeror a potential price increase to $106.00 per share. Morgan Stanley also requested that Lehman Brothers and the Offeror work to remove some of the conditions to the Lehman Brothers financing commitment.

On April 5, 2006, a representative of Morgan Stanley spoke with a representative of Lehman by telephone to discuss (1) the Offer and Morgan Stanley’s valuation of Lyon Homes, and (2) the removal of some of the conditions to the financing commitment from Lehman Commercial Paper Inc. and Lehman Brothers Inc. Following this discussion, Lehman asked Morgan Stanley how the Special Committee would respond to an increase in the Offer per Share price to $99.00. General Lyon, however, did not formally increase the Offer price.

On April 6, 2006, a representative of Morgan Stanley spoke by telephone with a representative of Lehman Brothers.  Morgan Stanley communicated to Lehman Brothers that the Special Committee was not prepared to recommend that holders of the Shares tender for a Share price less than $100.00. The Morgan Stanley and Lehman Brothers representatives also discussed further the removal of certain conditions to the Lehman Brothers financing commitment and the status of the pending litigation.

On April 7, 2006, a representative of Morgan Stanley continued discussions with Lehman Brothers. Following those discussions, Lehman notified Morgan Stanley that General Lyon was prepared to (1) raise the Offer to the new offer price, $100.00 per Share in cash, without interest, and (2) remove some of the conditions to the financing commitment from Lehman Commercial Paper Inc. and Lehman Brothers Inc., provided that the Special Committee was prepared to recommend that the unaffiliated stockholders accept the increased offer price and tender their shares.

On April 10, 2006, the Offeror issued a press release to announce the Amended Offer.

2. Position of Lyon Homes Regarding Fairness of the Amended Offer

The discussion set forth in “Special Factors—Section 2. Position of Lyon Homes Regarding Fairness of the Offer “ of the Offer to Purchase is hereby amended and restated as follows:

The Offeror commenced the Original Offer without first seeking the approval of the Lyon Homes board of directors. Subsequent to the commencement of the Original Offer, the Lyon Homes board of directors appointed the Special Committee, comprised of independent directors. Although the Offeror and William H. Lyon are members of the Lyon Homes board of directors, they did not participate in the appointment of the Special Committee and they have not, and will not, participate in the formulation of the Lyon Homes board of director’s response to the Original Offer or the Amended Offer.

The rules of the SEC require Lyon Homes to express its belief as to the fairness of the Amended Offer to stockholders of Lyon Homes who are not affiliated with Lyon Homes, the Offeror or William H. Lyon. The Special Committee has determined that the Amended Offer is fair to holders of the Shares (other than the Trusts) and recommends that stockholders of Lyon Homes accept the Amended Offer and tender their Shares in connection with the Amended Offer. The Special Committee’s determination and recommendation are set forth in the Solicitation/Recommendation Statement filed on Schedule 14D-9 on March 30, 2006, as amended on April 10, 2006 (the “Schedule 14D-9”).

3.	Position of the Offeror, William H. Lyon and the Trusts Regarding the Fairness of the Amended Offer and the Merger

The discussion set forth in “Special Factors—Section 3. Position of the Offeror and William H. Lyon Regarding Fairness of the Offer and the Merger” of the Offer to Purchase is hereby amended and restated as follows:

The Offeror and William H. Lyon. Each of the Offeror and William H. Lyon believes, and has separately determined, that the Amended Offer and the Merger are both substantively and procedurally fair to the unaffiliated Lyon Homes stockholders. The Offeror and William H. Lyon consulted with their financial and legal advisors in reaching their decision with respect to fairness of the Amended Offer and the Merger.

Each of the Offeror and William H. Lyon based their determination that the Amended Offer is substantively fair to the unaffiliated Lyon Homes stockholders on the following factors:

•	The $100.00 per Share cash consideration payable in the Amended Offer represents a 32.1% premium to the closing price on March 16, 2006, the last trading day prior to commencement of the Original Offer, a 34.7% premium to the average closing price for the one week prior to commencement of the Original Offer and a 25.3% premium to the average closing price for the four weeks prior to commencement of the Original Offer.

•	The Amended Offer Price is all cash, which eliminates uncertainties in valuing the consideration.

•	The Amended Offer eliminates the exposure of the unaffiliated Lyon Homes stockholders to any further declines is the market price of the Shares, and to any potential decline in Lyon Homes’ future financial performance (including the risks associated with the cyclical homebuilding industry).

•	The tender offer structure provides an expeditious means for the Lyon Homes stockholders to receive the Amended Offer Price in cash.

•	The Amended Offer provides the opportunity for registered Lyon Homes stockholders to sell their shares without incurring brokerage and other costs typically associated with market sales.

The Offeror and William H. Lyon also considered the following factors, each of which they considered to be negative, in their deliberations concerning the substantive fairness of the terms of the Amended Offer and the Merger:

•	Following the successful completion of the Amended Offer and the Merger, the Lyon Homes stockholders would cease to participate in the future earnings or growth, if any, of Lyon Homes or benefit from increases, if any, in the value of their holdings of Lyon Homes.

•	As to the Amended Offer Price, the financial interests of the Offeror are adverse to the financial interests of the unaffiliated Lyon Homes stockholders. In addition, one officer of Lyon Homes has a potential conflict of interest in connection with the Amended Offer and the Merger described below under “Special Factors—Section 9. Interests of Certain Persons in the Amended Offer.”

•	The tender of the Shares and receipt of the $100.00 net per Share in cash by Lyon Homes stockholders in the Amended Offer and the Merger is generally taxable to Lyon Homes stockholders.

•	There is a risk that conditions to the Amended Offer, including the Financing Condition, may not be satisfied and, therefore, that the Shares may not be purchased pursuant to the Amended Offer and that the Merger may not be consummated.

•	The Shares traded as high as $165.85 in the third quarter of 2005.

Each of the Offeror and William H. Lyon based their determination that the Amended Offer is procedurally fair to the unaffiliated Lyon Homes stockholders on the following factors:

•	The Amended Offer is conditioned on the non-waivable condition that a majority of the outstanding Shares not directly or indirectly owned by the Offeror, the Trusts or the officers and directors of Lyon Homes prior to commencement of the Original Offer, including Shares issued upon the exercise of vested options prior to the expiration of the Amended Offer, are validly tendered in the Amended Offer and not withdrawn. Accordingly, approximately 1,104,114 of the Shares not owned by the Offeror, the Trusts and any other officers and directors of Lyon Homes would need to be validly tendered and not withdrawn to satisfy the Majority of the Minority Condition. The 247,708 Shares owned by Wade H. Cable and the Cable Family Trust and the 50,000 Shares subject to options held by Mr. Cable, over which the Offeror has voting control but not investment control, are not considered part of the “minority” for purposes of the Majority of the Minority Condition, and thus will not count towards the number of Shares that must be validly tendered and not withdrawn for the Majority of the Minority Condition to be satisfied.

•	Lyon Homes appointed a special committee of independent directors to evaluate the Amended Offer, and the special committee retained Morgan Stanley as its financial advisor and Gibson as its legal advisor.

•	None of the Offeror, William H. Lyon or the Trusts participated in or had any influence over the deliberative process of the conclusions reached by the Special Committee.

•	Each unaffiliated Lyon Homes stockholder can individually determine whether to tender Shares in the Amended Offer, and the Offeror and William H. Lyon believe that the Lyon Homes stockholders are capable of evaluating the fairness of the Amended Offer.

•	Lyon Homes stockholders who elect not to tender their Shares in the Amended Offer will be entitled to receive the same consideration in the Merger that the Offeror pays in the Amended Offer, subject to their right to exercise their appraisal rights under the DGCL.

The foregoing discussion of the information and factors considered by the Offeror and William H. Lyon is not intended to be exhaustive, but together with the factors described below, includes all material factors that the Offeror and William H. Lyon considered. In view of the variety of factors considered in connection with their evaluation of the Amended Offer and the Merger, the Offeror and William H. Lyon did not find it practicable to, and did not, quantify or otherwise assign relative or specific weights to the specific factors considered in reaching their determination.

The Offeror and William H. Lyon did not consider historical market prices to be relevant to their determination as to the fairness of the Amended Offer Price due to the factors set forth below, including that since hitting an all-time high in the third quarter of 2005, the price of the Shares has continued to decline in line with the broader homebuilding sector and indicators currently point to a general decline in the housing market. The Offeror and William H. Lyon did not consider liquidation value to be relevant to their determination because liquidation is not an alternative being considered by the Offeror, William H. Lyon or, to the knowledge of the Offeror and William H. Lyon, Lyon Homes. The Offeror and William H. Lyon did not perform a going concern value analysis in determining the Amended Offer Price because they did not have access to sufficient financial projections for Lyon Homes to properly perform such an analysis. The Offeror and William H. Lyon reviewed net book value as it related to the stock price of Lyon Homes and other companies in the homebuilding sector as set forth in the table below.

Lehman Brothers provided certain financial data to the Offeror and William H. Lyon, which is described below. None of the Offeror, William H. Lyon or the Trusts have retained an investment banking firm or any other person to render a report, opinion or appraisal regarding the fairness of the Amended Offer and the Merger. However, the Offeror and William H. Lyon are familiar with the business of Lyon Homes, have extensive experience in the homebuilding industry and, on the basis of this expertise, believe that the Amended Offer Price of $100.00 net per Share in cash without interest is financially fair to the unaffiliated Lyon Homes stockholders.

Their familiarity with the business of Lyon Homes and their extensive experience in the homebuilding industry include an understanding of the following factors, which includes certain factual information identified, prepared and/or provided by Lehman Brothers in connection with the transaction:

•	The increase in the price of the Shares during the third quarter of 2005 (see “The Amended Offer—Section 6. Price Range of Shares; Dividends” of this Supplement) was not consistent with the performance of the stock prices of other companies in the homebuilding sector, which actually declined 0.5% between July 11, 2005 (when JMP Securities initiated research on the Shares with a price target of $144, a 46% premium to the previous closing price) and September 15, 2005 (when the price of the Shares closed at its all-time high).

•	Since the fourth quarter of 2005, the price of the Shares has continued to generally decline in line with the broader homebuilding sector.

•	Certain indicators suggest a general decline in the housing market, including the following:

•	The National Association of Homebuilders reported its index for sales of new, single-family homes fell in March 2006.

•	The National Association of Realtors forecasts exiting home sales and new home sales in 2006 will decline 4.7% and 8.5%, respectively, from their levels in 2005 and below those from 2004.

•	Although consensus estimates for other homebuilders indicate positive earnings growth from 2005, to 2006, Lyon Homes has publicly released earnings guidance of $14.00 to $15.00 per Share, with the midpoint of that range representing a 34% decrease from Lyon Homes’ 2005 earnings per Share of $21.98.

•	Comparison of the stock price of Lyon Homes to other homebuilders is difficult in light of the following factors, which arguably result in Lyon Homes trading at a discount to other homebuilders, particularly large-cap homebuilders:

•	The relatively high degree of trading volatility, particularly due to concentrated ownership of the Common Stock and the limited public float;

•	Lyon Homes’ lower credit rating in comparison to the homebuilding sector average;

•	Lyon Homes’ higher net debt to book equity ratio compared to its peer group average; and

•	The geographic concentration of Lyon Homes’ houses in markets which have generally outperformed the rest of the country and are viewed by some as reaching or having reached peak valuations.

•	To the extent that a comparison to other homebuilders is relevant, the Original Offer price brought Lyon Homes’ trading multiples in line with the homebuilding sector. Financial analysis performed by Lehman Brothers indicated the following:

Company	Share Price	2006E Price to Earnings Multiple	2007E Price to Earnings Multiple	2005-2006E Per Share Earnings Growth	2006-2007E Per Share Earnings Growth	Price/ Book Value
Large Cap Average		6.3x	6.2x	12.1%	1.9%	1.9x
Mid Cap Average		6.2x	6.2x	11.9%	0.3%	1.7x
Small Cap Average		5.4x	5.5x	16.7%	(1.6%)	1.4x
Lyon Homes	$75.70	5.1x	4.2x	(33.1%)	21.8%	1.2x
Lyon Homes	$93.00	6.3x	5.2x	(33.1%)	21.8%	1.5x

Multiples, earnings growth and book value numbers in the table above are as of March 16, 2006 and are based on publicly available information (including SEC filings) and consensus estimates as of that date.

The Offeror’s and William H. Lyon’s views as to the fairness of the Amended Offer and the Merger should not be construed as a recommendation as to whether or not you should tender your Shares.

The Trusts. Because the Trusts collectively own approximately 24% of the outstanding Shares as of February 28, 2006, they may be deemed to be participants in the Amended Offer pursuant to Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended. As a result, the Trusts are required under Rule 13e-3 to state whether they reasonably believe the Amended Offer and the Merger are fair to the unaffiliated Lyon Homes stockholders.

The Trusts did not participate in any deliberations with respect to, or in the Offeror’s decision to commence, the Original Offer or the Amended Offer, other than entering into a letter agreement not to tender the Shares owned by the Trusts. Nonetheless, for the same reasons relied upon by the Offeror and William H. Lyon in expressing their opinion on fairness, as described above, which reasons the Trusts expressly adopt, the Trusts also believe that the Amended Offer and the Merger are fair to unaffiliated Lyon Homes stockholders.

The Trusts did not assign any relative or specific weights to the factors described above. The Trusts have not received any report, opinion or appraisal from any outside party that is related to the Amended Offer or the Merger.

4. Purpose and Structure of the Amended Offer and the Merger; Reasons for the Amended Offer and the Merger; Alternatives to the Amended Offer and the Merger

The discussion set forth in “Special Factors—Section 4. Purpose and Structure of the Offer and the Merger; Reasons for the Offer and the Merger; Alternatives to the Offer “ of the Offer to Purchase is hereby amended and restated as follows:

Purpose of the Amended Offer and the Merger. The Offeror is seeking to acquire the entire equity interest in Lyon Homes. The Amended Offer is the first step in the acquisition of Lyon Homes. Following the consummation of the Amended Offer, if the 90% condition is satisfied, the Offeror and the Trusts will simultaneously contribute the Shares owned by them (including the Shares acquired by the Offeror in the Amended Offer) to a new Delaware corporation to be formed after consummation of the Amended Offer, which will then merge with Lyon Homes in a “short-form” merger pursuant to Section 253 of the DGCL. The purpose of the second-step merger is to acquire all of the Shares not already owned by the Offeror or the Trusts or tendered and purchased pursuant to the Amended Offer.

In a short-form merger, neither the approval of any holder of Shares nor the approval of the Lyon Homes board of directors would be required. Upon consummation of the second-step merger, Lyon Homes would be wholly owned by the Offeror and the Trusts and controlled by the Offeror.

Reasons of the Offeror, William H. Lyon and the Trusts for the Offer and the Merger. The Offeror, in reaching his decision to make the Offer and to seek to effect the Merger, and William H. Lyon and the Trusts, in evaluating the Offer and the Merger, considered the following material factors:

•	the matters described under “Special Factors—Section 3. Position of the Offeror, William H. Lyon and the Trusts Regarding the Fairness of the Amended Offer and the Merger” of this Supplement;

•	the fact that the Offeror is Lyon Homes’ single largest stockholder, owning approximately 47.6% of Lyon Homes’ outstanding Common Stock and having voting control over 50.4% of the outstanding Common Stock;

•	the elimination of some additional burdens on management associated with Lyon Homes’ status as a company with publicly traded common stock, including, for example, the dedication of time and resources by Lyon Homes’ management and board of directors necessary to respond to stockholder and analyst inquiries and maintain investor and public relations (particularly the time involved in preparing for quarterly conference calls);

•	the decrease in costs associated with being a company with publicly traded common stock (such as the costs associated with publishing and distributing annual reports and proxy statements to stockholders, which is estimated to cost Lyon Homes approximately $500,000 in 2005, and complying with the Sarbanes-Oxley Act of 2002, which is estimated to have cost Lyon Homes approximately $1,000,000 in 2005);

•	the facts that Lyon Homes has not traditionally accessed the public equity markets as a means for raising capital (but has instead relied on debt financing), that Lyon Homes does not rely on stock-based compensation and that Lyon Homes does not need stock to make acquisitions; and

•	the greater flexibility for Lyon Homes’ management to focus on, and the importance to a homebuilding business of focusing on, long-term business goals, rather than the short-term targets important to the public equity markets.

The Offeror, in determining to undertake the transaction at this time, and William H. Lyon and the Trusts, in evaluating the timing of the Offer and the Merger, considered that the price of the Shares had reached a level at which the Offeror would be able to finance the transaction.

Structure of the Amended Offer and the Merger; Alternatives to the Amended Offer and the Merger. The Offeror and William H. Lyon considered pursuing a negotiated merger transaction with Lyon Homes as an alternative to structuring the transaction as a tender offer followed by a merger. In determining to structure the transaction as a tender offer followed by a merger, the Offeror and William H. Lyon considered the following:

•	In the Amended Offer, each unaffiliated stockholder would individually determine whether to accept cash in exchange for their Shares.

•	If sufficient Shares are validly tendered in the offer and not withdrawn such that the tendered Shares, together with the Shares already owned by the Offeror and the Trusts, would represent at least 90% of the Shares outstanding upon expiration of the Amended Offer, the Offeror expects to effect a short-form merger to acquire the remaining Shares, which will not require the approval of the Lyon Homes board of directors or stockholders.

•	A tender offer followed by a merger would permit the Offeror to acquire the remaining interest in Lyon Homes that he and the Trusts do not already own on an expeditious basis and provide the stockholders that are unaffiliated with the Offeror with a prompt opportunity to receive cash in exchange for their Shares.

•	Unaffiliated stockholders who do not tender their Shares in the Amended Offer could exercise their appraisal rights in connection with the Merger pursuant to Section 262 of the DGCL.

•	The time associated with pursuing a negotiated transaction presents execution risk, including the risk that the price of the Shares could fluctuate during the time the transaction is being negotiated.

After considering the advantages and disadvantages of a negotiated merger or a tender offer followed by a back-end merger to acquire the minority stockholder interest in Lyon Homes, the Offeror and William H. Lyon decided to structure the transaction as a tender offer for all of the Shares of Lyon Homes not already owned by the Offeror, to be followed by a merger.

5. The Merger; Plans for Lyon Homes After the Amended Offer and the Merger; Certain Effects of the Amended Offer and the Merger

The discussion set forth in “Special Factors—Section 5. The Merger; Plans for Lyon Homes After the Offer and the Merger; Certain Effects of the Offer” of the Offer to Purchase is hereby amended and restated as follows:

Effects of the Amended Offer and the Merger on the Offeror, William H. Lyon and the Trusts. As a result of the Amended Offer, the direct and indirect interest of the Offeror in Lyon Homes’ net book value and net earnings will increase to the extent of the number of Shares acquired pursuant to the Amended Offer. Lyon Homes’ net book value as of December 31,2005 was $542.89 million and Lyon Homes’ net income for the fiscal year ended December 31, 2005 was $190.63 million. Following consummation of the Amended Offer, if the 90% condition is satisfied, the Offeror and the Trusts will simultaneously contribute the Shares owned by them to a new Delaware corporation to be formed after consummation of the Offer, which corporation will then be merged with and into Lyon Homes. Following consummation of the Merger, the Offeror’s and the Trust’s aggregate indirect interest in Lyon Homes’ net book value and net earnings will increase to 100%, and the Offeror and the Trusts together will be entitled to all benefits resulting from that interest, including all income generated by Lyon Homes’ operations and any future increase in Lyon Homes’ value. The Offeror and the Trusts together will also bear the risk of losses generated by Lyon Homes’ operations and any decrease in the value of Lyon Homes after the Merger. The Offeror will own approximately 76% of the surviving corporation after the Merger, and the Trusts collectively will own approximately 24% of the surviving corporation after the Merger, and their indirect interest in Lyon Homes’ net book value and net earnings, as well as their risk with respect to losses generated by Lyon Homes, will be proportionate to their percentage ownership. William H. Lyon will have no direct interest in the surviving corporation of the Merger, but he is the sole beneficiary of the Trusts.

Effects of the Amended Offer and the Merger on the Unaffiliated Lyon Homes Stockholders. Unaffiliated stockholders of Lyon Homes will receive $100.00 net per Share in cash in exchange for Shares tendered by them in the Amended Offer, and will receive $100.00 per Share in cash in exchange for each Share in the Merger. In addition, after the Merger, former unaffiliated Lyon Homes stockholders will not have the opportunity to participate in the earnings and growth of Lyon Homes and will not have any right to vote on corporate matters. Similarly, former unaffiliated Lyon Homes stockholders will not face the risk of losses generated by Lyon Homes’ operations or decline in the value of Lyon Homes after the Merger. In addition, the receipt of the $100.00 per Share in cash pursuant to the Amended Offer and the Merger will generally be taxable to Lyon Homes stockholders. For additional effects of the Amended Offer on the unaffiliated Lyon Homes stockholders, see “The Offer—Section 10. Certain Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” in the Offer to Purchase and “The Offer—Section 5. Material U.S. Federal Income Tax Considerations” in the Offer to Purchase.

Effects of the Amended Offer and the Merger on Lyon Homes. Upon consummation of the Merger, Lyon Homes will become a privately held corporation, wholly owned by an entity of which the sole equityholders are the Offeror and the Trusts. The Offeror, William H. Lyon and the Trusts anticipate that following consummation of the Merger, the Lyon Homes board of directors will be reconstituted as would be customary for a privately-owned company, subject to any existing contractual commitments in favor of Lyon Homes’ lenders. For additional effects of the Amended Offer Lyon Homes, see “The Amended Offer—Section 10. Certain Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” of this Supplement.

Plans for Lyon Homes after the Amended Offer and the Merger. Except as otherwise described in the Offer to Purchase and this Supplement, neither the Offeror, William H. Lyon nor the Trusts has any current plans, proposals or negotiations which relate to or would result in any of the following:

•	an extraordinary corporate transaction, such as a merger (other than the Merger), reorganization or liquidation involving Lyon Homes or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of Lyon Homes or any of its subsidiaries;

•	any material change in Lyon Homes’ present dividend rate or policy, or indebtedness or capitalization;

•	any change in the Lyon Homes board of directors or management, including, but not limited to, any plans or proposals to change the number or the terms of directors or to fill any existing vacancy on the Lyon Homes board of directors or any change in any material term of the employment contract of any executive officer of Lyon Homes;

•	any other material change in Lyon Homes’ corporate structure or business;

•	any class of equity securities of Lyon Homes to be delisted from a national securities exchange;

•	any class of equity securities of Lyon Homes becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

•	the suspension of Lyon Homes’ obligation to file reports under Section 15(d) of the Exchange Act.

In connection with the Amended Offer and the Merger, the Offeror and William H. Lyon expect to review Lyon Homes and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger. The Offeror, William H. Lyon and the Trusts expressly reserve the right to make any changes deemed necessary or appropriate in light of a review or future developments. In addition, the Offeror and William H. Lyon regularly review acquisition opportunities in the home-building industry and may pursue such opportunities through the Surviving Corporation when appropriate.

6. Appraisal Rights

Under Delaware law, holders of Shares do not have appraisal rights in connection with the Amended Offer. However, if the Merger is consummated following completion of the Amended Offer, each holder of Shares who:

•	does not tender his or her Shares in the Amended Offer and holds Shares at the closing of the Merger;

•	does not wish to accept the consideration to be paid in the Merger (the “Merger Consideration”); and

•	complies with the procedures provided for in Section 262 of the DGCL (“Section 262”),

will be entitled to have his or her Shares appraised by the Delaware Court of Chancery and to receive a payment in cash of the “fair value” of those Shares as determined by the Court. Since holders of Shares do not have appraisal rights in connection with the Amended Offer, no demand for appraisal under Section 262 should be made at this time.

Further detailed information concerning appraisal rights in connection with the Merger is set forth in “Special Factors—Section 7. Appraisal Rights” of the Offer to Purchase and Schedule A to the Offer to Purchase.

7. Transactions and Arrangements Concerning the Shares

The paragraph entitled “Voting Agreement” in “Special Factors —Section 10. Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is hereby amended and restated as follows:

Voting Agreement. On May 31, 2002, the Offeror, Mr. Cable and Mr. Cable and Susan M. Cable as trustees of the Cable Trust entered into the Voting Agreement. Pursuant to the Voting Agreement, at any meeting of the holders of Shares, however called, or in any other circumstance upon which the vote, consent or other approval of some or all of the holders of the Shares is sought, Mr. Cable and the Cable Trust agreed to vote (or cause to be voted) the Cable Shares on all matters, including, but not limited to, extraordinary transactions, the election of directors and changes to the charter documents, in accordance with the instructions of the Offeror.

The Offeror also agreed to vote Shares owned by him in the same manner that he has instructed Mr. Cable and the Cable Trust to vote. Mr. Cable and the Cable Trust also agreed not to enter into any agreement, arrangement, or understanding with any person or entity with respect to the voting of their Shares, or the effect of which would be inconsistent or violate the provision of the Voting Agreement. The Cable Shares, over which the Offeror has voting control but not investment control, are not considered part of the “minority” for purposes of the Majority of the Minority Condition, and thus will not count towards the number of Shares that must be validly tendered and not withdrawn for the Majority of the Minority Condition to be satisfied. On September 6, 2005, the parties to the Voting Agreement entered into a waiver agreement pursuant to which the Voting Agreement was amended to allow Cable to enter into forward sale contracts and pledge his shares of Common Stock to secure his obligations under such contracts. The parties to the Voting Agreement have also entered into joint filing agreements from time to time with respect to the joint filings of Statements on Schedule 13D by them.

The Voting Agreement does not provide the Offeror with control over, and the Offeror does not have control over, how the Shares held by Mr. Cable and the Cable Trust will be treated in a tender offer (however, Mr. Cable has indicated that he will not tender his Shares in the Amended Offer as a result of a forward contract he entered into with respect to his Shares). The Voting Agreement does not grant the Offeror investment power over the Shares, so the Shares subject to the Voting Agreement will not be deemed to be owned, directly or indirectly, by the Offeror for purposes of determining the number of Shares required to satisfy the 90% Condition. However, the 247,708 Shares owned by Mr. Cable and the Cable Trust and the 50,000 Shares subject to options held by Mr. Cable are not considered part of the “minority” for purposes of the Majority of the Minority Condition, and thus will not count towards the number of Shares that must be validly tendered and not withdrawn for the Majority of the Minority Condition to be satisfied.

8. Related Party Transactions; Lyon Homes’ Relationship with the Offeror and William H. Lyon

The discussion set forth in the first two paragraphs of “Special Factors—Section 11. Related Party Transactions; Lyon Homes’ Relationship with the Offeror and William H. Lyon” of the Offer to Purchase is hereby amended and restated as follows:

Employment Arrangements. The Offeror is Lyon Homes’ Chairman of the Board of Directors and the Chief Executive Officer. The Offeror has entered into an employment agreement with Lyon Homes pursuant to which he is entitled to receives an annual salary of $1,000,000, effective January 1, 2006. Lyon Homes’ 2005 Senior Executive Bonus Plan (the “2005 Bonus Plan”) provides that the Offeror, as Chief Executive Officer, is eligible to receive a bonus of 3% of Lyon Homes’ pre-tax, pre-bonus income. For the Offeror, awards under bonus plans are paid over two years, with 75% paid following the determination of bonus awards and 25% paid one year later. The deferred portion of the bonus would be forfeited in the event of termination of the Offeror for any reason except retirement, death, or disability. In 2005, the Offeror received a base salary of $1,000,000, earned a bonus of $11,198,040 under the terms of the 2005 Bonus Plan, and was paid a bonus of $8,766,450 that was earned in prior years under then-existing bonus plans. In 2004, the Offeror received a base salary of $733,333, earned a bonus of $10,176,870 and was paid a bonus of $4,023,604 that was earned in prior years under then-existing bonus plans.

The Offeror has also entered into an indemnification agreement with Lyon Homes under which Lyon Homes agreed to provide the Offeror with the maximum indemnification allowed under Lyon Homes’ certificate of incorporation and applicable law, including indemnification for all judgments and expenses incurred as a result of any lawsuit in which the Offeror is named as a defendant by reason of being a director, officer or employee of Lyon Homes.

William H. Lyon is a director and the Vice President and Chief Administrative Officer of Lyon Homes, the son of William Lyon and the sole beneficiary of the Trusts. William H. Lyon has entered into an employment agreement with Lyon Homes pursuant to which he receives an annual salary of $115,000, effective January 9, 2006. The Lyon Homes board of directors has approved a cash bonus plan (the “2005 Cash Bonus Plan”)

applicable in 2005 for all of its full-time, salaried employees who are not included in the 2005 Bonus Plan, including William H. Lyon. For William H. Lyon, awards under bonus plans are paid over two years, with 75% paid following the determination of bonus awards and 25% paid one year later. The deferred portion of the bonus would be forfeited in the event of termination of William H. Lyon for any reason except retirement, death, or disability. In 2005, William H. Lyon received a base salary of $115,000 and a monthly car allowance of $400 from Lyon Homes, and earned a bonus of $438,056 under the terms of the 2005 Cash Bonus Plan. In 2004, William H. Lyon received a base salary of $115,000 and a monthly car allowance of $400 from Lyon Homes, and earned a bonus of $398,202 under the terms of Lyon Homes’ 2004 Cash Bonus Plan.

William H. Lyon has also entered into an indemnification agreement with Lyon Homes under which Lyon Homes agreed to provide William H. Lyon with the maximum indemnification allowed under Lyon Homes’ certificate of incorporation and applicable law, including indemnification for all judgments and expenses incurred as a result of any lawsuit in which William H. Lyon is named as a defendant by reason of being a director, officer or employee of Lyon Homes.

9. Interests of Certain Persons in the Amended Offer

The discussion set forth in “Special Factors—Section 13. Interests of Certain Persons in the Offer” of the Offer to Purchase is hereby amended and restated as follows:

Stock Options. Wade H. Cable, President of Lyon Homes, holds 50,000 vested stock options, which may be exercised in accordance with their terms, and the Shares acquired thereby may be tendered in the Amended Offer (however, Mr. Cable has indicated that he will not tender any Shares in the Offer because of a forward contract entered into by Mr. Cable). Following the Amended Offer, as part of the Merger, Mr. Cable will be offered the opportunity to cancel his vested options and, in exchange, receive a cash payment with respect to each Share subject to such options equal in amount to the excess, if any, of the consideration offered to Lyon Homes stockholders in the Merger ($100.00 net per Share) over the per Share exercise price under his options.

THE AMENDED OFFER

1. Terms of the Amended Offer; Expiration Date

The discussion set forth in “The Offer—Section 1. Terms of the Offer; Expiration Date” of the Offer to Purchase is hereby amended and supplemented as follows:

The Offeror has amended the Original Offer to purchase the Shares. The price per Share to be paid pursuant to the Original Offer has been increased from $93.00 per Share to $100.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Amended Offer. All stockholders whose Shares are validly tendered (and not withdrawn) and accepted for payment (including Shares tendered and not withdrawn prior to the date of this Supplement) will receive the Amended Offer Price.

Upon the terms and subject to the conditions set forth in “The Amended Offer—Section 12. Conditions to the Amended Offer” of this Supplement and, if the Amended Offer is extended or amended, the terms and conditions of such extension or amendment, the Offeror will accept for payment, and pay for, Shares validly tendered on or prior to the Expiration Date and not withdrawn as permitted by “The Offer—Section 4. Withdrawal Rights” of the Offer to Purchase. The term “Expiration Date” means 12:00 midnight, New York City time, on Friday, April 21, 2006, unless and until the Offeror has extended the period of time during which the Amended Offer is open, in which event the term “Expiration Date” will mean the latest time and date at which the Amended Offer, as so extended by the Offeror, expires.

The Offeror will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Amended Offer if all the conditions to the Amended Offer have been satisfied or, if waivable, waived prior to the expiration of the Amended Offer.

Lyon Homes has provided the Offeror with its stockholder list and security position listings for the purpose of disseminating this Amended Offer to holders of Shares. This Supplement and the revised (purple) Letter of Transmittal is being mailed to record holders of Shares whose names appear on Lyon Homes’ stockholder list and is being furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares

Except as set forth below, the Offeror will accept for payment, and will pay for, the Shares in the Amended Offer as set forth in “The Offer—Section 2. Acceptance for Payment and Payment for Shares” of the Offer to Purchase.

The first sentence of the section entitled “The Offer—Section 2. Acceptance for Payment and Payment for Shares” of the Offer to Purchase is hereby amended and restated as follows:

Upon the terms and subject to the conditions of the Amended Offer (including, if the Amended Offer is extended or amended, the terms and conditions of any such extension or amendment), the Offeror will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn, promptly after the Expiration Date.

The penultimate paragraph of the section entitled “The Offer—Section 2. Acceptance for Payment and Payment for Shares” of the Offer to Purchase is hereby amended and restated as follows:

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Amended Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Depository Trust Company (“DTC”) pursuant to the procedure set forth in “The Offer—Section 3. Procedures for Tendering Shares” of the Offer to Purchase, such Shares will be credited to an account maintained at DTC), promptly following the Expiration Date or the termination of the Amended Offer.

3. Procedures for Tendering Shares

The discussion set forth in “The Offer—Section 3. Procedures for Tendering Shares” of the Offer to Purchase is hereby amended and supplemented as follows:

Stockholders tendering Shares may use the original (blue) Letter of Transmittal that was distributed with the Offer to Purchase or the revised (purple) Letter of Transmittal distributed with this Supplement. Although the original (blue) Letter of Transmittal and the original (green) Notice of Guaranteed Delivery previously circulated with the Offer to Purchase refer only to the Offer to Purchase, stockholders using such documents to tender their Shares will nevertheless be deemed to be tendering pursuant to the Amended Offer and will receive the Amended Offer Price per Share described in this Supplement, if Shares are accepted for payment and paid for by the Offeror pursuant to the Amended Offer. Shares previously validly tendered and not withdrawn constitute valid tenders for purposes of the Amended Offer. Stockholders are not required to take any further action with respect to such Shares in order to receive the Amended Offer Price, if Shares are accepted for payment and paid for by the Offeror pursuant to the Amended Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized.

4. Withdrawal Rights

The withdrawal rights pursuant to the Amended Offer are set forth in “The Offer—Section 4. Withdrawal Rights” of the Offer to Purchase.

5. Material U.S. Federal Income Tax Considerations

Certain U.S. federal income tax consequences of the Amended Offer are summarized in “The Offer—Section 5. Material U.S. Federal Income Tax Consequences” of the Offer to Purchase.

6. Price Range of Shares; Dividends

The discussion set forth in “The Offer—Section 6. Price Range of the Shares; Dividends” of the Offer to Purchase is hereby amended and restated as follows:

Shares of the Common Stock are listed and principally traded on the NYSE under the symbol “WLS.” The following table sets forth, for the periods indicated, the high and low sales prices per share of Common Stock on the NYSE as reported by published financial sources for each quarter during the past two years.

	High	Low
Fiscal Year ended December 31, 2004
First Quarter	$93.75	$57.08
Second Quarter	$93.75	$78.60
Third Quarter	$92.80	$74.00
Fourth Quarter	$89.66	$61.80
Fiscal Year ended December 31, 2005
First Quarter	$94.00	$65.10
Second Quarter	$99.92	$71.80
Third Quarter	$165.85	$93.75
Fourth Quarter	$158.55	$100.29
Fiscal Year ending December 31, 2006
First Quarter	$113.47	$70.75
Second Quarter (through April 7th)	$97.50	$94.97

On March 16, 2006, the last full trading day prior to the commencement of the Original Offer, the closing price per Share as reported on the NYSE was $75.70. On April 7, 2006, the last full trading day prior to the public announcement of the Amended Offer, the closing price per Share as reported on the NYSE was $97.10.

Stockholders are urged to obtain a current market quotation for the Shares.

Lyon Homes has not paid any cash dividends on its Common Stock during the last two fiscal years. Lyon Homes’ principal financing agreements currently prohibit the payment of dividends by Lyon Homes.

7. Certain Information Concerning Lyon Homes

Certain information concerning Lyon Homes is set forth in “The Offer—Section 7. Certain Information Concerning Lyon Homes” of the Offer to Purchase.

8. Certain Information Concerning the Offeror, William H. Lyon and the Trusts

The discussion set forth in “The Offer—Section 8. Certain Information Concerning the Offeror and William H. Lyon” of the Offer to Purchase is hereby amended and restated as follows:

The Offeror. General William Lyon is a citizen of the United States. His business address and telephone number are William Lyon Homes, 4490 Von Karman Avenue, Newport Beach, California 92660; telephone (949) 833-3600. General Lyon was elected director and Chairman of the Board of the former The Presley Companies in 1987 and has served Lyon Homes in that capacity since November 1999. General Lyon is Lyon Homes’ Chief Executive Officer. General Lyon also serves as the Chairman of the Board, President and Chief Executive Officer of the former William Lyon Homes, Inc., which sold substantially all of its assets to Lyon Homes in 1999. General Lyon is a retired USAF Major General and was Chief of the Air Force Reserve from 1975 to 1979. General Lyon is a director of Fidelity Financial Services, Inc. and is Chairman of the Board of Directors of Commercial Bank of California.

William H. Lyon. William H. Lyon, son of General William Lyon and the sole beneficiary of the Trusts, is a citizen of the United States. Mr. Lyon’s business address and telephone number are William Lyon Homes, 4490 Von Karman Avenue, Newport Beach, California 92660; telephone (949) 833-3600. Mr. Lyon worked full time with the former William Lyon Homes, Inc. from November 1997 through November 1999 as an assistant project manager, has been employed by Lyon Homes since November 1999 and has been a member of the board of directors since January 25, 2000. Since joining Lyon Homes, Mr. Lyon has been employed as an assistant project manager and project manager. From February 2003 until February 2005, he served as Lyon Homes’ Director of Corporate Affairs. In February 2005, he was appointed Vice President and Chief Administrative Officer of Lyon Homes. Mr. Lyon received a dual B.S. in Industrial Engineering and Product Design from Stanford University in 1997.

The 1987 Trust and the Separate Property Trust. The Trusts are both irrevocable trusts formed under the laws of California of which William H. Lyon is the sole beneficiary. Richard M. Sherman is the sole trustee of the Trusts (the “Trustee”). The business address of the Trusts and the Trustee is c/o Irell & Manella LLP, 840 Newport Center Drive, Suite 400, Newport Beach, CA 92660; telephone (949) 760-0991. The Trustee is an attorney with Irell & Manella LLP and is a United States citizen.

During the last five years, none of the Offeror, William H. Lyon or the Trusts (collectively, the “13e-3 Affiliates”) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of them been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation with respect to such laws.

Except as set forth in the Offer to Purchase and this Supplement, none of the 13e-3 Affiliates nor any of their associates or majority-owned subsidiaries beneficially owns any equity security of Lyon Homes.

Except as set forth in the Offer to Purchase and this Supplement, none of the 13e-3 Affiliates has any agreement, arrangement, understanding or relationship with any other person with respect to any securities of Lyon Homes, including, without limitation, any agreement, arrangement, understanding or relationship concerning the transfer or the voting of any securities of Lyon Homes, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

Except as set forth in the Offer to Purchase and this Supplement, none of the 13e-3 Affiliates has any security of Lyon Homes that is pledged or otherwise subject to a contingency that would give another person the power to direct the voting or disposition of such security.

Except as set forth in the Offer to Purchase and this Supplement, there have been no transactions during the past two years between any of the 13e-3 Affiliates and Lyon Homes or any of Lyon Homes’ affiliates that are not natural persons where the aggregate value of the transactions was more than 1% of Lyon Homes’ consolidated revenues for the year ended 2004 for transactions in 2004, for the year ended 2005 for transactions in 2005 and for the past portion of 2006 for transactions in 2006.

Except as set forth in the Offer to Purchase and this Supplement, there have been no transactions during the past two years between any of the 13e-3 Affiliates and any executive officer, director or affiliate of Lyon Homes that is a natural person where the aggregate value of the transaction or series of similar transactions with that person exceeded $60,000.

None of the 13e-3 Affiliates have made any arrangements in connection with the Offer to provide holders of Shares access to their corporate files or to obtain counsel or appraisal services at their expense. For discussion of dissenters’ rights, see “Special Factors—Section 6. Appraisal Rights” of this Supplement.

Except as set forth in the Offer to Purchase and this Supplement, there have been no negotiations, transactions or material contacts during the past two years between any of the 13e-3 Affiliates, on the one hand, and Lyon Homes or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of any class of Lyon Homes’ securities, an election of Lyon Homes’ directors, or a sale or other transfer of a material amount of assets of Lyon Homes, nor, to the best knowledge of the 13e-3 Affiliates, have there been any negotiations or material contacts between (i) any affiliates of Lyon Homes or (ii) Lyon Homes or any of its affiliates and any person not affiliated with Lyon Homes who would have a direct interest in such matters.

Except as set forth in the Offer to Purchase and this Supplement, none of the 13e-3 Affiliates has since the date hereof had any transaction with Lyon Homes or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the Amended Offer.

The Offeror does not intend to tender his Shares in the Amended Offer, and the Trusts have agreed with the Offeror not to tender any Shares owned by the Trusts or otherwise transfer or dispose of such Shares during such time as the Amended Offer is pending. To the knowledge of the 13e-3 Affiliates, as of the date hereof, Wade H. Cable, the only executive of Lyon Homes who beneficially owns Shares (other than the Offeror), does not intend to tender his Shares in the Amended Offer because they are subject to a forward contract. The other directors and officers of Lyon Homes (other than the Offeror) hold no Shares.

As of the date hereof, the 13e-3 Affiliates have no knowledge of any executive officer, director and/or affiliate of Lyon Homes, other than the 13e-3 Affiliates and the Special Committee, making a recommendation either in support of or opposed to the Amended Offer or the Merger.

Except as otherwise described in the Offer to Purchase and this Supplement, there have not been any transaction in the Shares by any of the 13e-3 Affiliates during the past sixty days.

9. Source and Amount of Funds

The discussion set forth in “The Offer—Section 9. Source and Amount of Funds” of the Offer to Purchase is hereby amended and restated as follows:

The Offeror will need approximately $287.5 million to purchase in the Amended Offer and the Merger the Shares not already owned by the Offeror and the Trusts (including Shares that may be acquired pursuant to the exercise of vested in-the-money options currently outstanding to purchase Shares), to pay related fees and expenses, to fund an interest reserve requirement imposed by the lenders and to pay all amounts owing by the Offeror and the 1987 Trust to Lehman Derivatives upon settlement of the Forward Contracts.

Lehman has agreed pursuant to an amended commitment letter (the “Amended Commitment Letter”) to provide the Offeror with up to $287.5 million in debt financing in connection with the Amended Offer and the Merger in the form of a five-year term loan credit facility (the “Term Loan”). The funds will be used by the Offeror to acquire the Shares in the Amended Offer and, subsequent to the consummation of the Amended Offer, to make a capital contribution to a new Delaware corporation to pay for the Shares to be cashed out pursuant to the Merger. The Offeror believes that the proceeds of the Lehman financing will be sufficient to fund the acquisition of all Shares tendered in the Amended Offer, the payment for any remaining shares pursuant to the Merger, the payment of related fees and expenses, the funding of an interest reserve requirement imposed by the lenders and the payment of amounts due on behalf of the Offeror and the 1987 Trust upon settlement of the Forward Contracts.

The Amended Offer is subject to the condition that the Offeror receive the proceeds under the financing commitment from Lehman. There is a possibility that the Offeror will not obtain such funds due to various conditions in the Commitment Letter not being met. The Offeror currently has no other financing arrangements or alternative financing plans in place in the event that funding pursuant to the Commitment Letter is unavailable.

The facility will be secured by a first priority security interest in:

•	the Offeror’s direct and indirect limited partnership interests in certain partnerships (the “Property Partnerships”) which own certain properties (the “Properties”);

•	the Offeror’s interests in the general partners of the Partnership Properties;

•	a portion of the Offeror’s capital stock of Lyon Homes; and

•	an interest reserve account.

The purpose of the Term Loan is to acquire all Shares tendered in the Offer, to pay for any remaining shares pursuant to the Merger, to pay any related fees and expenses, to fund an interest reserve requirement imposed by the lenders and to pay any amounts due on behalf of the Offeror and the 1987 Trust upon settlement of the Forward Contracts.

The Offeror may elect that interest applicable to the loan be based on the “Base Rate” or the “Eurodollar Rate.” The Base Rate is the higher of (i) the prime lending rate as set forth on the British Banking Association Telerate page 5 (or such other comparable page as may, in the opinion of the Administrative Agent, replace such page for the purpose of displaying such rate), as in effect from time to time, and (ii) the federal funds effective rate from time to time plus 0.5%. The Eurodollar Rate is the rate (adjusted for statutory reserve requirements for eurocurrency liabilities) at which eurodollar deposits for one, two, three or six months (as selected by the Offeror) are offered in the interbank eurodollar market. In each case, the interest payable will also include an applicable margin which increases over the term of the loan and differs based on whether the loan is a Base Rate loan or a Eurodollar Rate loan. In the case of loans bearing interest based on the Base Rate, interest in payable quarterly in arrears. In the case of loans bearing interest at the Eurodollar Rate, interest is due on the last day of each relevant interest period and, in the case of an interest period longer than three months, on each successive date three months after the first day of such interest period. The Term Loan matures five years from the date on which it is funded, however, if the Offeror is unable to obtain certain consents prior to the first anniversary of the closing date of the financing, the maturity date of the Term Loan will be the first anniversary of the closing date of the financing (subject to a six-month extension if certain prepayment thresholds are met). Certain amounts received by the Offeror in respect of the Properties must be used first to fund a required interest reserve account and then to prepay the loan.

Funding of the Term Loan will be subject to satisfaction in full of the following initial conditions:

•	The Offeror and each Property Partnership, and each entity directly or indirectly controlled by the Offeror that directly or indirectly owns or control such a Property Partnership (collectively, “Property Partnership Group Members”) shall have executed and delivered satisfactory definitive financing documentation with respect to the Term Loan;

•	The Administrative Agent shall have received satisfactory evidence that the Offeror has issued irrevocable instructions to deposit a portion of the proceeds of the Term Loan in an amount equal to the interest reserve into an interest reserve account on the closing date;

•	The lenders, the Administrative Agent and the arranger shall have received all fees required to be paid on or before the closing date, and the Administrative Agent shall have received reimbursement of all out-of-pocket expenses of the arranger and the Administrative Agent payable by the Offeror in connection with the Term Loan;

•	All documents and instruments required to perfect the Administrative Agent’s first priority security interest in the collateral (including delivery of stock certificates, together with undated stock powers executed in blank) shall have been executed and be in proper form for filing;

•	The lenders shall have received such legal opinions (including opinions (i) from counsel to the Offeror, and (ii) from such special and local counsel as may be required by the Administrative Agent), documents and other instruments as are customary for transactions of this type or as they may reasonably request;

•	The accuracy in all material respects of all representations and warranties in the credit documentation (including, without limitation, the material adverse change and litigation representations, and “material adverse change” means any event, development or circumstance that has had or could reasonably be expected to have a material adverse effect on (i) the Amended Offer and the Merger, (b) the financial condition of the Offeror, (c) the business, assets, property or condition (financial or otherwise) of the Property Partnerships or Lyon Homes, or (d) the validity or enforceability of any of the credit documentation or the rights and remedies of the Administrative Agent and the lenders thereunder); and

•	There being no default or event of default in existence at the time of, or after giving effect to the making of, the loans.

The commitments under the Commitment Letter are subject to the following additional conditions:

•	There not occurring or becoming known to Lehman any material adverse condition or material adverse change in or affecting the financial condition of the Offeror or the business, operations, property or condition (financial or otherwise) of the Property Partnerships, taken as a whole, or Lyon Homes and its subsidiaries, taken as a whole;

•	Lehman not becoming aware of any information or other matter (including any matter relating to financial models and underlying assumptions relating to Lyon Homes’ projections) affecting the Offeror, the Property Partnerships, Lyon Homes or the transactions contemplated by the Commitment Letter that in Lehman’s judgment is inconsistent in a material and adverse manner with any such information or other matter disclosed to Lehman prior to the date of the Commitment Letter;

•	The negotiation, execution and delivery on or before April 24, 2006 of definitive documentation with respect to the Term Loan satisfactory to Lehman and its counsel;

•	The Offeror’s compliance with its covenants and agreements contained in the Commitment Letter and the correctness of the Offeror’s representations and warranties contained in the Commitment Letter; and

•	Lehman’s right to participate with the Offeror and his representatives in discussions with the Existing Lenders to obtain required third party consents.

The Offeror must make certain affirmative and negative covenants under the credit documentation.

This summary of the Term Loan does not purport to be complete and is qualified in its entirety by reference to the Amended Commitment Letter, which is filed as an exhibit to the Schedule TO and which is incorporated herein by reference, and any further documents or instruments that the Offeror may enter into in connection with the Term Loan.

Currently, the Offeror expects to repay the Term Loan out of the cash flow generated by the Properties and dividends or other distributions made by Lyon Homes in the future.

If the Offeror elects to waive the 90% Condition, the Offeror expects to seek appropriate modifications to the terms of the Lehman Brothers financing commitment.

10. Certain Effects of the Amended Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations

The paragraph entitled “Exchange Act Registration” in the section entitled “The Offer—Section 10. Certain Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” of the Offer to Purchase is hereby amended and restated as follows:

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by Lyon Homes to the SEC if the Shares are not listed on a national securities exchange or quoted on the Nasdaq National Market and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would reduce the information required to be furnished by Lyon Homes to holders of Shares and to the SEC and would make certain provisions of the

Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders’ meetings and the requirements of Rule 13e-3 under the Exchange Act with respect to the “going private” transactions, no longer applicable to the Shares. In addition, “affiliates” of Lyon Homes and persons holding “restricted securities” of Lyon Homes may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for SEC reporting. Once the Merger is consummated, Lyon Homes will no longer have any publicly traded equity securities outstanding, and Lyon Homes will terminate the registration of the Shares under the Exchange Act. The Offeror and William H. Lyon will not seek to terminate the registration of the Shares prior to consummation of the Merger, even if the requirements for terminating registration are met.

Despite the fact that Lyon Homes will terminate the registration of the Shares under the Exchange Act after the Merger, Lyon Homes is obligated, under the terms of certain debt agreements, to continue voluntarily filing certain information with the SEC so long as those debt instruments remain outstanding. The information that must be filed by Lyon Homes is limited to quarterly and annual financial information that would be required to be contained in Forms 10-Q and 10-K (including, with respect to the annual information, a report on the annual financial statements by Lyon Homes’ certified independent accountants) and all current reports that would be required to be filed on Form 8-K.

Additional information concerning the effects of the Amended Offer on the market for the Shares, the NYSE listing of the Shares and margin regulations is set forth in “The Offer—Section 10. Certain Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” of the Offer to Purchase.

11. Fees and Expenses

The estimate of fees and expenses set forth in the last paragraph of “The Offer—Section 11. Fees and Expenses” of the Offer to Purchase is hereby amended and restated as follows:

The following is an estimate of fees and expenses to be incurred by the Offeror in connection with the Amended Offer and the Merger:

Filing Fees	$49,100
Dealer Manager	150,000
Depositary	20,000
Information Agent	15,000
Payment Agent	7,500
Legal, Printing and Miscellaneous	8,500,000

Total	$8,741,600

12. Conditions to the Amended Offer

The discussion set forth in “The Offer—Section 12. Conditions to the Offer” of the Offer to Purchase is hereby amended and restated as follows:

Notwithstanding any other provision of the Amended Offer, and in addition to (and not in limitation of) the Offeror’s rights to extend and amend the Amended Offer at any time in his sole discretion, the Offeror shall not be required to accept for payment, purchase or pay for, subject to any applicable rule and regulation of the SEC, including Rule 14e-1(c) under the Exchange Act, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares (whether or not any Shares theretofore have been accepted for payment or paid for pursuant to the Amended Offer), and may terminate the Amended Offer as to any Shares not then paid for, if prior to the expiration of the Amended Offer, any of the following events shall have occurred:

•	a majority of the outstanding Shares owned by stockholders other than the Offeror, the Trusts and the officers and directors of Lyon Homes prior to commencement of the Original Offer, including Shares issued upon the exercise of vested options prior to the expiration of the Amended Offer, shall not have been validly tendered in the Amended Offer, or shall have been validly tendered but withdrawn;

•	there shall not have been validly tendered and not withdrawn sufficient Shares such that the tendered Shares, together with the Shares already owned by the Offeror and the Trusts, would represent at least 90% of the Shares outstanding upon expiration of the Amended Offer;

•	the Offeror shall have failed to receive the loan proceeds under his financing commitment from Lehman;

•	Lyon Homes shall have issued any additional shares of any class of its equity stock, or rights to acquire such shares, to any person other than the Offeror or his affiliates from and after the date of the Offer to Purchase, other than pursuant to outstanding options or other rights or agreements that have been publicly disclosed by Lyon Homes prior to the date of the Offer to Purchase, and other than options issued to employees or directors in the ordinary course of business consistent with past practice;

•	the Offeror shall have failed to obtain all consents from third parties required in connection with the consummation of the Amended Offer and the Merger;

•	any preliminary or permanent judgment, order, decree, ruling, injunction, action, proceeding or application shall be pending or threatened before any court, government or governmental authority or other regulatory or administrative agency or commission, domestic or foreign, which would or might restrain, prohibit or delay consummation of, or materially alter or otherwise materially affect, the Amended Offer or the Merger or materially impair the contemplated benefits of the Amended Offer or the Merger to the Offeror;

•	any statute, including without limitation any state anti-takeover statute, rule, regulation or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable or asserted to be applicable to the Amended Offer or the Merger, which would or might restrain, prohibit or delay consummation of, or materially alter or otherwise materially affect, the Amended Offer or the Merger or materially impair the contemplated benefits of the Amended Offer or the Merger to the Offeror;

•	there shall have occurred any event, development or circumstance that has had or could reasonably be expected to have a material adverse effect on the business, assets, property or condition (financial or otherwise) of Lyon Homes;

•

there shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the outbreak or escalation of a war (whether or not declared), acts of terrorism, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental authority on, or any other event which might affect the extension of credit by banks or other lending institutions, (v) a suspension of or limitation (whether or not mandatory) on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Original Offer, a material acceleration or worsening thereof;

•	Lyon Homes and the Offeror shall have reached an agreement or understanding that the Amended Offer be terminated or amended or the Offeror (or one of his affiliates) shall have entered into a definitive agreement or an agreement in principle to acquire Lyon Homes by merger or similar business combination, or purchase of Shares or assets of Lyon Homes; or

•	Lyon Homes shall have filed for bankruptcy or another person shall have filed a bankruptcy petition against Lyon Homes which is not dismissed within two business days.

Based upon the 8,652,067 shares of Common Stock reported by Lyon Homes to be outstanding as of February 28, 2006 and assuming the exercise of all outstanding options prior to consummation of the Amended Offer, the Majority of the Minority Condition would be satisfied if 1,104,114 Shares were validly tendered and not withdrawn in the Amended Offer. The 247,708 Shares owned by Wade H. Cable and the Cable Family Trust and the 50,000 Shares subject to options held by Mr. Cable, over which the Offeror has voting control but not investment control, are not considered part of the “minority” for purposes of the Majority of the Minority Condition, and thus will not count towards the number of Shares that must be validly tendered and not withdrawn for the Majority of the Minority Condition to be satisfied. The 90% Condition would be satisfied if 1,635,727 Shares were validly tendered and not withdrawn in the Amended Offer. This represents 65.3% of the outstanding Shares not owned by the Offeror and the Trusts.

The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to the failure of any such conditions, except to the extent that the failure of any such condition is a result of the action or inaction of the Offeror. Except for the Majority of the Minority Condition, the foregoing conditions may be waived by the Offeror in whole or in part at any time and from time to time prior to the expiration of the Amended Offer in the Offeror’s reasonable discretion. All conditions to the Amended Offer must be satisfied or waived prior to the expiration of the Amended Offer. The determination as to whether any condition has occurred shall be the sole and reasonable judgment of the Offeror and will be final and binding on all parties. The failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Notwithstanding the foregoing, the Offeror shall not purchase Shares in the Amended Offer if the Majority of the Minority Condition is not satisfied. In no event will the Offeror waive the Majority of the Minority Condition.

A public announcement will be made of a material change in, or waiver (if permitted) of, such conditions, and the Amended Offer may, in certain circumstances, be extended in connection with any such change or waiver. See “The Offer—Section 1. Terms of the Offer; Expiration Date” of the Offer to Purchase. All conditions must be satisfied or waived prior to the commencement of any Subsequent Offering Period

Should the Amended Offer be terminated pursuant to any of the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned to the tendering stockholders.

13. Certain Legal Matters

As disclosed in amendments to the Tender Offer Statement on Schedule TO previously filed by the Offeror with the SEC, there have been three purported class action lawsuits filed related to the Original Offer. The discussion set forth in “The Offer—Section 13. Certain Legal Matters” of the Offer to Purchase is hereby supplemented by adding the following:

Litigation Challenging the Tender Offer.

On March 17, 2006, an action entitled Alaska Electrical Pension Fund v. William Lyon Homes, Inc. et. al. (Case No. 06CC00047), was filed in the Superior Court of the State of California for the County of Orange. The Alaska Electrical Pension Fund complaint names as defendants Lyon Homes and the members of the Lyon Homes board of directors. The complaint purports to assert class action claims on behalf of all public stockholders of Lyon Homes. The complaint alleges that Lyon Homes and its directors have breached their fiduciary duties to the public stockholders of Lyon Homes in connection with the Offer to purchase dated March 17, 2006. The complaint seeks equitable relief, including enjoining the Offer, as well as costs and expenses.

On March 20, 2006, an action captioned Stephen L. Brown v. William Lyon Homes et al. (Civil Action No. 2015-N), was filed in the Court of Chancery of the State of Delaware in and for New Castle County. The Brown complaint names as defendants Lyon Homes and the members of the Lyon Homes board of directors. The complaint purports to assert class action claims on behalf of all public stockholders of Lyon Homes. The complaint alleges that Lyon Homes and its directors have breached their fiduciary duties to the public stockholders of Lyon Homes in connection with the Offer to purchase dated March 17, 2006. The complaint seeks damages and equitable relief, including enjoining the Offer, as well as costs and expenses incurred.

On March 21, 2006, another action, captioned Michael Crady and Crady Family Trust v. General William Lyon et al. (Civil Action No. 2017-N), was filed in the Court of Chancery of the State of Delaware in and for New Castle County. The Crady complaint names as defendants the members of the Lyon Homes board of directors. The complaint purports to assert class action claims on behalf of all public stockholders of Lyon Homes. The complaint alleges that the Lyon Homes directors have breached their fiduciary duties to the public stockholders of Lyon Homes in connection with the Offer to purchase dated March 17, 2006. The complaint seeks damages and equitable relief, including enjoining the Offer, as well as costs and expenses.

On March 24, 2006, the Delaware Court of Chancery entered an order consolidating the Crady and Brown actions and designating the Brown complaint as the operative complaint. The Delaware Court further set a hearing on plaintiffs’ motion for a preliminary injunction, and ordered expedited discovery. Thereafter, defendants produced over 30,000 pages of documents, and plaintiffs took the depositions of certain of the defendants and their representatives. On April 5, 2006, plaintiffs in the consolidated Delaware action filed their brief and evidentiary motion in support of their motion for a preliminary injunction. On April 7, 2006, defendants filed their opposition to plaintiffs’ motion.

In the California action, the Superior Court on March 28, 2006, ordered the parties to submit briefing on the court’s jurisdictional issue. On April 5, 2006, plaintiff Alaska Electrical Pension Fund filed an amended complaint. On April 6, 2006, the California Court ruled that it has jurisdiction over the action, and scheduled a further status conference for April 12, 2006.

On April 10, 2006, the parties to the consolidated Delaware action executed a Memorandum of Understanding (the “Memorandum”) reflecting their agreement to settle the class claims asserted in the Delaware action subject to approval of the Delaware Court. The Memorandum calls for the parties, after confirmatory discovery, to present to the Court a Stipulation of Settlement and any other necessary documents to obtain the prompt approval by the Court of the Settlement and the dismissal with prejudice of the Delaware action. The Stipulation of Settlement will include a release of all claims against all defendants held by the plaintiffs and class members. Defendants have also agreed not to oppose the application of plaintiffs’ attorneys for an award of fees up to $1,200,000,000, which the Offeror has agreed to pay. The settlement is contingent upon, among other things, consummation of the Tender Offer at the $100.00 per share price and approval by the Delaware Court of Chancery. This summary of the Memorandum does not purport to be complete and is qualified in its entirety by reference to the Memorandum which is filed as an exhibit to the Schedule TO and which is incorporated herein by reference.

14. Miscellaneous

The Amended Offer is being made solely by this Supplement, the Offer to Purchase, the original (blue) Letter of Transmittal and the revised (purple) Letter of Transmittal. The Amended Offer is being made to all holders of Shares other than the Offeror. The Offeror is not aware of any jurisdiction where the making of the Amended Offer is prohibited by the laws of such jurisdiction (including pursuant to administrative or judicial action pursuant to any valid state statute). If the Offeror becomes aware of any valid state statute prohibiting the making of the Amended Offer or the acceptance of Shares pursuant thereto, the Offeror will make a good faith effort to comply with any such state statute or seek to have such statute declared inapplicable to the Amended Offer. If, after such good faith effort, the Offeror cannot comply with any such state statute, the Amended Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Amended Offer to be made by a licensed broker or dealer, the Amended Offer will be deemed to be made on our behalf by Lehman Brothers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

The Offeror has filed with the SEC a Tender Offer Statement on Schedule TO, as amended by Amendments No. 1 through 4, together with all exhibits thereto, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, including the information required by Rule 13e-3 under the Exchange Act, and may file additional amendments thereto. The Tender Offer Statement on Schedule TO also constitutes a Schedule 13e-3 filed by the Offeror, William H. Lyon and the Trusts, and an amendment to Schedule 13D with respect to the Offeror and the Trusts.

No person has been authorized to give any information or make any representation on behalf of the Offeror not contained in this Supplement, the Offer to Purchase or in the revised (purple) Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Except as set forth in this Supplement and the revised (purple) Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Amended Offer, and this Supplement should be read in conjunction with the Offer to Purchase and related Letter of Transmittal, as the same have been amended.

WILLIAM LYON

April 10, 2006

Manually signed facsimile copies of the original (blue) or revised (purple) Letter of Transmittal will be accepted. Letters of Transmittal and certificates for Shares should be sent or delivered by each stockholder of Lyon Homes or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Facsimile Transmission:	By Hand or Overnight Courier:

Computershare Trust Company of New York Wall Street Station P.O. Box 1010 New York, NY 10268-1010	For Eligible Institutions Only: (212) 701-7636 For Confirmation Only Telephone: (212) 701-7600	Computershare Trust Company of New York Wall Street Plaza 88 Pine Street, 19th Floor New York, NY 10005

Any questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:

17 State Street, 10th Floor

New York, New York 10004

Banks and Brokers Call: (212) 440-9800

All Others Call Toll Free: (800) 868-1362

The Dealer Manager for the Offer is:

745 Seventh Avenue

Attn: Equity Corporate Services

New York, NY 10019

Call Toll Free: (888) 610-5877